UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 2, 2015

Nortek, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**001-34697**	**05-0314991**
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

500 Exchange Street,
Providence, Rhode Island 02903-2360
(Address of principal executive offices, including zip code)

401-751-1600
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into Material Definitive Agreement.

On April 2, 2015, Nortek, Inc. (the "Company") entered into an Incremental Amendment (the "Amendment"), relating to the Company's Amended and Restated Credit Agreement, dated as of April 30, 2014 (the "Credit Agreement"), among the Company, the guarantors party thereto, the incremental term lenders party thereto and Wells Fargo Bank, National Association, as administrative agent.

The Amendment provides for a 3-month commitment for an incremental term loan of up to an aggregate principal amount of $265,000,000 (the "Incremental Term Loan"), the proceeds of which shall be used to (i) redeem in full the 2018 Senior Unsecured Notes (the "2018 Notes") and (ii) pay related fees, costs and expenses incurred in connection with the transactions contemplated by the Amendment.

On April 2, 2015, the Company provided a notice of redemption for all of its outstanding 2018 Notes. The 2018 Notes will be redeemed on May 4, 2015 at a redemption price of 105.0% of the aggregate principal amount thereof, plus accrued and unpaid interest to the redemption date.

The terms of the Incremental Term Loan are substantially the same as those of the term loan previously existing under the Credit Agreement as described in the Company's prior report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2014.

Upon funding of the Incremental Term Loan, the Amendment will reset the call protection such that any prepayments made in connection with certain repricing transactions with respect to the previously existing term loan or Incremental Term Loan, as applicable, effected within six months of the funding date of the Incremental Term Loan will be subject to a 1.00% prepayment premium.

All conditions for funding the Incremental Term Loan must be satisfied or waived on or before July 2, 2015. Certain of the lenders and agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking, commercial banking and other services for the Company and its affiliates, for which they received or will receive customary fees and expenses.

The description set forth above in this Item 1.01 is qualified in its entirety by the Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and the contents thereof are incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information contained in Item 1.01 of this Form 8-K is hereby incorporated by reference into this Item 2.03.

Item 8.01. Other Events.

On April 2, 2015 the Company issued a press release announcing the Amendment. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Incremental Amendment, dated as of April 2, 2015 by and among Nortek, Inc., the guarantors party thereto, the incremental term lenders party thereto and Wells Fargo Bank, National Association.
99.1	Press Release dated April 2, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTEK, INC.

By: /s/Kevin W. Donnelly
    Name: Kevin W. Donnelly
    Title: Senior Vice President, General
            Counsel and Secretary

Date: April 2, 2015

EXHIBIT INDEX

Exhibit Number	Description
10.1	Incremental Amendment, dated as of April 2, 2015 by and among Nortek, Inc., the guarantors party thereto, the incremental term lenders party thereto and Wells Fargo Bank, National Association.
99.1	Press Release dated April 2, 2015.